KLX Inc.

October 13, 2016

VIA EDGAR AND FEDEX

Melissa Raminpour
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:       KLX Inc.
Form 10-K/A for Fiscal Year Ended January 31, 2016 (Amendment No. 2)
Filed September 9, 2016
File No. 001-36610

Dear Ms. Raminpour:

This letter responds to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated October 4, 2016, regarding the Annual Report on Form 10-K/A (the “Form 10-K/A”) of KLX Inc. (the “Company,” “KLX,” “we” “our” or “us”), filed on September 9, 2016. Each of your comments is set forth below, followed by our corresponding response.

The numbered paragraphs and headings in this response letter correspond to the original numbered paragraphs and headings in the Staff’s letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of the responses. Defined terms used but not defined herein have the meanings set forth in the Form 10-K/A.

Form 10-K/A for the Fiscal Year Ended January 31, 2016 (Amendment No. 2)

Explanatory Note, page 2

1.

We note that you amended your Form 10-K because management has concluded that your disclosure controls and procedures, as well as, your internal control over financial reporting were ineffective at year end. We also note that your auditor modified their prior opinion on internal controls over financial reporting for a material weakness, and a PCOAB inspection of their audit procedures was the driver of this change. We further note that this material weakness is related to your model for estimating E&O inventory reserves, and to remediate this matter, you have developed a “demand based” E&O reserve model. Please respond to the following:

•

You concluded that your accounts were not misstated in any prior period. Please explain to us how you came to that conclusion. As part of your response, please tell us if you compared reserve amounts under the previous model to the revised “demand based” model, and tell us how many quarterly periods you analyzed.

•

Tell us why your prior model was modified if no material variances existed in any of the periods analyzed. In your response, please clarify whether U.S. GAAP, industry standards or other reasons were the catalyst for this change. Also, please tell us why it does not appear that your disclosure of your accounting policy related to your provision for excess and obsolete inventories has changed (as disclosed in Note 1 to the financial statements in the Form 10-K/A).

Ms.  Melissa Raminpour

KLX Inc.

October 13, 2016

•	Tell us if you developed additional new controls in your remediation of this material weakness, i.e. downstream controls, management review controls, etc.

The Company calculated the required inventory reserve under the revised “demand based” model for each of the years ended December 31, 2013, December 31, 2014 and January 31, 2016, as well as the one-month period ended January 31, 2015 and each of the quarters ended April 30, 2015, July 31, 2015, October 31, 2015, April 30, 2016 and July 31, 2016, and compared the results to our historical recorded reserve for each of the periods noting no material variances. Therefore, we concluded our accounts were not misstated in any prior period.

Our previous model relied upon a calculation derived from our experience as the world’s leading distributor of aerospace fasteners and consumables, and the breadth and depth of inventory we maintain to meet the demands of our customers. This model incorporated various inputs, including expected demand to support existing contracts and the application of reserve percentages based upon management’s judgment, which was based on historical experience, industry and economic trends and other considerations.  As a result of the PCAOB’s review of the independent auditor’s procedures, we developed a new “demand based” model that considers historical demand and other inputs that are readily supportable with quantitatively verifiable data. We did not modify our disclosure of our accounting policy related to the provision for excess and obsolete inventories as the new model continues to consider the factors listed in the disclosure.

Management established controls over the compilation and validation of data and inputs used in the new “demand based” model that includes a reconciliation of the inputs used in the model to source data to validate the accuracy and completeness of the significant inputs.  Management also established a management review control which includes consideration of each significant assumption and input used in the new “demand based” model.

*   *   *

Ms.  Melissa Raminpour

KLX Inc.

October 13, 2016

As requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K/A;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or further comments with respect to the Form 10-K/A, please direct them to the undersigned by phone at (561) 383-5100 or by email transmissions sent to Mike.Senft@klx.com.

Sincerely,
/s/ Michael F. Senft
Michael F. Senft
Chief Financial Officer

cc:Valerie Ford Jacob, Esq.
 Freshfields Bruckhaus Deringer US LLP